SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                Amendment No. 13
                                    --------
                             INTEGRAL SYSTEMS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    45810H107
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                                 (CUSIP Number)

                        Fursa Alternative Strategies LLC
                           444 Merrick Road, 1st Floor
                               Lynbrook, NY 11563
                                 (646) 205-6200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 18, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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



         CUSIP No. 45810H107
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         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                  Fursa Alternative Strategies LLC
                  I.R.S. No.:  13-4050836
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ](b)[X]
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         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  WC
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         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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         7        SOLE VOTING POWER
                  1,064,972
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         8        SHARED VOTING POWER
                  0
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         9        SOLE DISPOSITIVE POWER
                  1,064,972
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         10       SHARED DISPOSITIVE POWER
                  0
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  1,064,972
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)         [ ]
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  11.4%
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         14       TYPE OF REPORTING PERSON (see Instructions)
                  IA
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INTRODUCTION:

Fursa Alternative Strategies LLC, a registered investment advisor (the "Reporting Person"), which beneficially owns, on behalf of affiliated investment funds and separately managed accounts over which it exercises discretionary authority, approximately 11.4% of the Common Stock of Integral Systems, Inc. (the "Issuer") is filing this Amendment No. 13 to Schedule 13D to disclose the Reporting Person tendered shares of the Issuer's Common Stock into the Issuer's offer to repurchase its shares of Common Stock at a purchase price of $27.00 per share (the "Offer"), which expired on September 11, 2007. The Reporting Person has been advised by the Issuer that the Offer was oversubscribed and that approximately 19.9% of those shares of the Issuer's Common Stock properly tendered in the Offer were accepted for repurchase.

The Reporting Person expressly confirms that its activities with Chartwell Capital Investors II, L.P. ("Chartwell"), previously disclosed on Schedule 13D and amendments thereto, have ceased, and expressly disclaims membership in any group with any other shareholders or any other entity.

ITEM 4.  PURPOSE OF TRANSACTION

The discussion under the heading "Introduction" above is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       (i)(a) As of October 2, 2007, on behalf of affiliated investment funds and separately managed accounts over which it exercises discretionary authority, the Reporting Person beneficially owns 1,064,972 shares of the Issuer's Common Stock, representing approximately 11.4% of the outstanding Common Stock based on 9,381,172 shares outstanding as of September 30, 2007.

       (ii)(c) The Reporting Person completed a disposition of 265,028 shares of the Issuer's Common Stock in the Offer at a sale price of $27.00 per share on September 18, 2007. There have been no other changes in the Reporting Person's interests in the Issuer's securities in the past sixty (60) days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The discussion under the heading "Introduction" above is incorporated herein by reference.


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


         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 2007

FURSA ALTERNATIVE STRATEGIES LLC,
a Delaware Limited Liability Company

         By: /s/ William F. Harley III
         --------------------------------
         Name:    William F. Harley III
         Title:   Chief Investment Officer


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